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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FFB 28 2011

Washington, DC
110

SEC FILE NUMBER
8- 68298



11017617

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2010___ AND ENDING ___12/31/2010___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Four Bridges Capital Advisors, LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 Broad St, Ste 201
(No. and Street)

Chattanooga   **TN**   **37402**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chris Rowe (CCO) - 423-266-4630
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Henderson, Hutcherson & McCullough, PLLC
(Name – if individual, state last, first, middle name)

1200 Market St   **Chattanooga**   **TN**   **37402**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _Christopher D. Rowe_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Four Bridges Capital Advisors, LLC_ , as of _December 31_ , 20_10_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
CFO
Title

_____
Notary Public

My Commission Expires: 10/9/13

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FOURBRIDGES CAPITAL ADVISORS, LLC

INDEX TO REPORT

DECEMBER 31, 2010



HENDERSON HUTCHERSON & M^cCULLOUGH, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members
FourBridges Capital Advisors, LLC
Chattanooga, Tennessee

We have audited the accompanying statement of financial condition of FourBridges Capital Advisors, LLC. (a Tennessee limited liability company) as of December 31, 2010, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FourBridges Capital Advisors, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the schedules of the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chattanooga, Tennessee
February 22, 2010

Henderson Hutcherson
& McCullough, PLLC

FOURBRIDGES CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010



HENDERSON HUTCHERSON & M^CCULLOUGH, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

FOURBRIDGES CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

ASSETS

Cash	$ 245,774
Accounts receivable	56,971
Prepaid expenses	3,375
Total assets	$ 306,120

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable	$ 19,812
Accrued expenses	12,359
Total liabilities	32,171
MEMBERS' EQUITY	273,949
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 306,120

The accompanying notes are an integral part of these financial statements.

2

FOURBRIDGES CAPITAL ADVISORS, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2010

REVENUES		
Advisory revenue	$	478,338
Retainers		82,646
Other revenue		2,938
Total revenue		563,922
EXPENSES		
Employee compensation and benefits		435,653
Regulatory fees and expenses		14,491
Occupancy		44,247
Other		170,582
Total expenses		664,973
NET LOSS	$	(101,051)

FOURBRIDGES CAPITAL ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2010

BALANCE - JANUARY 1, 2010	$	25,000
Net loss		(101,051)
Capital contributions		350,000
BALANCE - DECEMBER 31, 2010	$	273,949

FOURBRIDGES CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

CASH FLOW FROM OPERATING ACTIVITIES	
Net loss	$(101,051)
(Increase) decrease in operating assets:	
Accounts receivable	(56,971)
Prepaid assets	(3,375)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued liabilities	32,171
Net cash used by operating activities	(129,226)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	350,000
Net cash provided from financing activities	350,000
NET CHANGE IN CASH	220,774
Cash - beginning of year	25,000
Cash - end of year	$ 245,774

The accompanying notes are an integral part of these financial statements.

FOURBRIDGES CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

FourBridges Capital Advisors, LLC was formed under the laws of the State of Tennessee and began operations on March 25, 2009. The Company is engaged in the business of investment banking with an emphasis on providing clients with advisory services related to selling and/or acquiring businesses, obtaining financing and restructuring capital.

Basis of Presentation

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). They are presented on the accrual method of accounting, thus reflecting income earned regardless of when received and expenses incurred regardless of when paid.

Receivables

The Company reports trade receivables at net realizable value. Management will determine the estimate of its bad debts based on historical losses and current economic conditions. On a continuing basis, management will analyze delinquent receivables, and once the receivables are determined to be uncollectible, they will be written off to the allowance account. As of December 31, 2010, there were no delinquent accounts receivable; therefore, management felt that an allowance for uncollectible accounts was unnecessary.

Income Taxes

The Company files as a limited liability company for income tax purposes. The Company's net income is taxed at the member level rather than at the Company level, and thus no provision for income taxes has been made in the accompanying financial statement.

Uncertain tax positions

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The adoption of this standard did not have a material impact on the Company's financial statements. The Company has concluded that there are no significant uncertain tax positions requiring recognition or disclosure, and there are no material amounts of unrecognized tax benefits. There were no tax penalties and interest levied against the Company during the year.

(Continued)

FOURBRIDGES CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recognition of Income

The Company records fees from advisory services as income when received. Retainers incurred from customers are non-refundable payments for services rendered and are considered earned when billed.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with original maturities of less than ninety days to be cash equivalents.

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $64,031 for the year ended December 31, 2010.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company is solely owned by FourBridges Holding, LLC (FBH) which has provided all the current-year capital contributions. FBH also owns furniture and equipment in the amount of $133,172 at December 31, 2010, which is used by the Company during the regular course of their business at no charge.

During 2010, the Company received advisory fees from TN Investco Consortium, LLC (TNI), a related entity owned by FBH, for the sale of state issued tax credits to insurance companies. TNI was formed by the Company and a law firm to provide shared services (legal, tax and investment banking) to Tennessee based venture capital companies (VCs) that applied for tax credit awards under the Tennessee Small Business Investment Company Credit (TN Investco) Act. VCs paid TNI for legal, tax and investment banking services. Those fees were subsequently paid by TNI to the service providers, which included the Company, the law firm and an accounting firm.

Advisory revenue from TNI $445,838

FOURBRIDGES CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at CapitalMark Bank and Trust located in Chattanooga, Tennessee, which is insured by the Federal Deposit Insurance Corporation on balances up to $250,000. There were no uninsured cash balances as of December 31, 2010. However, the uninsured cash balances fluctuate on a daily basis throughout the year.

NOTE 4 – NET CAPITAL COMPUTATION

The following reconciles net capital per management's computation (included in the unaudited FOCUS Report as of December 31, 2010) to the audited computation thereof:

Net capital, per management's unaudited FOCUS Report	$212,322
Decrease in accrued expenses	1,281
Net capital, audited	$213,603

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated events and transactions subsequent to the balance sheet date through the date of the auditor's report (the date the financial statements were available to be issued) for potential recognition or disclosure in the financial statements. Management has not identified any items requiring recognition or disclosure.

NOTE 6 – ACCOUNTS RECEIVABLE

Included in the Accounts Receivable is a balance due of $50,000 from one customer. This customer is restructuring, and the Company is in negotiations to acquire a 1.67% minority interest in this customer. A total of $40,000 is expected to be converted from receivables to an investment in the customer's equity. The remaining balance of the Accounts Receivable is expected to be collected in cash.



HENDERSON HUTCHERSON & M^CCULLOUGH, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

**REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR
BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3**

To the Members
FourBridges Capital Advisors, LLC.
Chattanooga, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of FourBridges Capital Advisors, LLC, as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control, over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, National Association of Security Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chattanooga, Tennessee
February 22, 2011

Henderson Hutcherson
& McCullough, PLLC

SUPPLEMENTAL INFORMATION

FOURBRIDGES CAPITAL ADVISORS, LLC

SCHEDULE-1 COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

Members' equity allowable for net capital	$	273,949
Add: other (deductions) or allowable credits:		-
		273,949
Total capital allowable		
Deductions and/or charges:		
Nonallowable assets:		
Other receivable		56,971
Prepaid expenses		3,375
		60,346
Net capital before haircuts on securities positions		213,603
Haircuts on securities		-
NET CAPITAL	$	213,603
AGGREGATE INDEBTEDNESS	$	32,171
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital	$	2,145
Minimum dollar net capital requirement	$	5,000
Excess net capital	$	208,603
Excess net capital at 1,000 percent	$	210,386
Percentage of aggregate indebtedness to net capital		15.06%
Percentage of debt to equity		11.74%

There is no material difference between the preceding computation and the Company's
corresponding unaudited part II of form X-17A-5 as of December 31, 2010.



HENDERSON HUTCHERSON & McCULLOUGH, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
FourBridges Capital Advisors, LLC
Chattanooga, Tennessee

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by FourBridges Capital Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating FourBridges Capital Advisors, LLC's compliance with the applicable instructions of the Form SIPC-7. FourBridges Capital Advisors, LLC's management is responsible for the FourBridges Capital Advisors, LLC's compliance with those requirements. This agreed-upon procedure engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purposes. The procedures we performed and our findings are as follows:

1.   Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records' entries by examining the actual signed check, tracing the assessment payment to the cash disbursements journal. The amount of the check agreed with the amount to be submitted with the SIPC-7. At the time of this procedure, the SIPC-7 had not been submitted. Compared the payment previously made with the assessment paid and submitted with form SIPC-6. Examined the front and back of the cleared check. Traced that payment to the bank statement and cash disbursements journal. No differences or findings were noted;

2.   Compared the amounts reported on Forms X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3.   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. We traced the additions and subtractions as shown on Form SIPC-7 with the statements and bank deposits that support the adjustment noting no differences;

4.   Proved the arithmetical accuracy of the calculations reflected on form SIPC-7 and in the related schedules and working papers such as the general ledger detail and supporting source documents for the period January 1, 2010 through December 31, 2010 supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Chattanooga, Tennessee
February 22, 2011

Henderson Hutcherson & McCullough, PLLC

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _Dec 31_ , 20 _10_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
068298   FINRA   DEC
FOURBRIDGES CAPITAL ADVISORS LLC      16*16
1300 BROAD ST STE 201
CHATTANOOGA TN 37402-4475
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Chris Rowe   423-266-4630

2. A. General Assessment (item 2e from page 2) $ _295.21_

   B. Less payment made with SIPC-6 filed (exclude interest)   (_132.50_)

   _7/28/2010_
   Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _162.71_

   E. Interest computed on late payment (see instruction E) for____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _162.71_

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ _162.71_

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FourBridges Capital Advisors, LLC
(Name of Corporation, Partnership or other organization)

Chris Rowe
(Authorized Signature)

Dated the _15th_ day of _February_, 20 _10_.

Director / CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __Jan 1__, 20_10_
and ending __Dec 31__, 20_10_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _____563,922_____

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

   (2) Net loss from principal transactions in securities in trading accounts.   _____

   (3) Net loss from principal transactions in commodities in trading accounts.   _____

   (4) Interest and dividend expense deducted in determining item 2a.   _____

   (5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

   (7) Net loss from securities in investment accounts.   _____

         Total additions   _____

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _____

   (2) Revenues from commodity transactions.   _____

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

   (4) Reimbursements for postage in connection with proxy solicitation.   _____

   (5) Net gain from securities in investment accounts.   _____

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

         Fees from sale of State issued tax credits (per SIPC)   _445,838_

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

       Enter the greater of line (i) or (ii)   _____

       Total deductions   _____445,838_____

2d. SIPC Net Operating Revenues $_____118,084_____

2e. General Assessment @ .0025 $_____295.21_____

                                                     (to page 1, line 2.A.)

SOUTHWEST MERCHANT GROUP, INC.

December 31, 2010